UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Waives Shareholder Rights Plan

Trading: TSX and AIM: AAA

London, UK (March 15, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) announces that the board of directors has waived the application of the Shareholder Rights Plan (the “Plan”) to the First Quantum offer effective as of March 14, 2006.

“First Quantum’s offer is scheduled to expire more than 60 days since first being announced. The Plan, which was overwhelmingly supported by shareholders, has therefore served its purpose and we believe that shareholders should now have their say,” said Bernard Vavala, Chairman of Adastra’s Board of Directors. “We believe the majority of Adastra shareholders continue to find the offer unattractive and have previously given their support to the Board in rejecting the offer.”

Since the launch of First Quantum’s opportunistic offer Adastra has made significant progress in developing the Kolwezi Project. Adastra has completed the Definitive Feasibility Study which clearly demonstrates the inadequacy of First Quantum’s offer, completed the Environmental and Social Impact Assessment, advanced commercial discussions with Mitsubishi, completed a preliminary geological sampling programme of the subsurface licence and awarded mandates to co-arrange an export credit tranche of the project financing to the Industrial Development Corporation of South Africa and Investec Bank Limited.

Adastra notes that First Quantum has still failed to address the principal reasons why the Adastra Board urged shareholders to reject First Quantum's offer, namely that:

•	First Quantum's offer substantially undervalues Adastra's assets;
•	the share exchange terms proposed by First Quantum do not fairly reflect the relative values of the assets which each of First Quantum and Adastra would be contributing to a merged company;
•	First Quantum's offer continues to represent a significant discount to the current market price of Adastra shares; and
•	First Quantum's offer values Adastra at less than that implied by Mitsubishi's proposal to buy just 14.9% of Kolwezi.

The Adastra Board reiterates its unanimous recommendation that shareholders reject First Quantum's offer and not tender their shares to the First Quantum offer.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study was completed in March 2006. Construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

The project is expected to generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"), the Kolwezi Project's net present value, its overall economic potential, the availability of project financing, the likelihood of completion of a transaction with Mitsubishi transaction and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

March 15, 2006

Item 3.	News Release

The News Release dated March 15, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change
Item 5.	The Company announced that the board of directors has waived the application of the Shareholder Rights Plan to the First Quantum offer effective as of March 14, 2006.
Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 10.	Date of Report

Dated at Vancouver, BC, this 15th day of March, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Waives Shareholder Rights Plan

Trading: TSX and AIM: AAA

London, UK (March 15, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) announces that the board of directors has waived the application of the Shareholder Rights Plan (the “Plan”) to the First Quantum offer effective as of March 14, 2006.

“First Quantum’s offer is scheduled to expire more than 60 days since first being announced. The Plan, which was overwhelmingly supported by shareholders, has therefore served its purpose and we believe that shareholders should now have their say,” said Bernard Vavala, Chairman of Adastra’s Board of Directors. “We believe the majority of Adastra shareholders continue to find the offer unattractive and have previously given their support to the Board in rejecting the offer.”

Since the launch of First Quantum’s opportunistic offer Adastra has made significant progress in developing the Kolwezi Project. Adastra has completed the Definitive Feasibility Study which clearly demonstrates the inadequacy of First Quantum’s offer, completed the Environmental and Social Impact Assessment, advanced commercial discussions with Mitsubishi, completed a preliminary geological sampling programme of the subsurface licence and awarded mandates to co-arrange an export credit tranche of the project financing to the Industrial Development Corporation of South Africa and Investec Bank Limited.

Adastra notes that First Quantum has still failed to address the principal reasons why the Adastra Board urged shareholders to reject First Quantum's offer, namely that:

•	First Quantum's offer substantially undervalues Adastra's assets;
•	the share exchange terms proposed by First Quantum do not fairly reflect the relative values of the assets which each of First Quantum and Adastra would be contributing to a merged company;
•	First Quantum's offer continues to represent a significant discount to the current market price of Adastra shares; and
•	First Quantum's offer values Adastra at less than that implied by Mitsubishi's proposal to buy just 14.9% of Kolwezi.

The Adastra Board reiterates its unanimous recommendation that shareholders reject First Quantum's offer and not tender their shares to the First Quantum offer.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study was completed in March 2006. Construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

The project is expected to generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"), the Kolwezi Project's net present value, its overall economic potential, the availability of project financing, the likelihood of completion of a transaction with Mitsubishi transaction and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date March 15, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director